UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Audited Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Signatures	12
Exhibit Index	13

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Boston Scientific Corporation 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1996.
Boston, Massachusetts
June 18, 2025

Statements of Net Assets Available for Benefits

	As of December 31,
	2024	2023
Assets
Investments, at fair value	$6,739,594,478	$5,753,736,034
Receivables:
Participant contributions	20,751	23,696
Employer contributions	689,320	19,493
Notes receivable from participants	35,464,729	32,774,500
Total receivables	36,174,800	32,817,689

Net assets available for benefits	$6,775,769,278	$5,786,553,723

See accompanying Notes to the Audited Financial Statements.

Statement of Changes in Net Assets Available for Benefits

Additions	Year ended December 31, 2024
Investment income:
Interest and dividends	$53,061,617
Net appreciation in fair value of investments	911,454,676
964,516,293

Interest income on notes receivable from participants	2,535,827
Assets transferred in	78,659,241
Other income	22,947

Contributions:
Participants	221,681,717
Employer	144,752,569
Participant rollovers	37,056,531
403,490,817

Total additions	1,449,225,125

Deductions
Benefit payments	457,615,567
Administrative expenses	2,394,003
Total deductions	460,009,570

Net increase	989,215,555

Net assets available for benefits:
Beginning of year	5,786,553,723
End of year	$6,775,769,278

See accompanying Notes to the Audited Financial Statements.

Notes to the Audited Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed an Hour of Service and have attained 18 years of age. If, as a result of temporary or short-term employment at Boston Scientific Corporation (the Company), an employee satisfies the minimum service requirement for the Plan, the employee will be considered an Eligible Employee for purposes of the Plan. A Participant is an Employee who satisfies the eligibility requirements of the Plan and contributes to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan year is defined as the calendar year.

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan as well as the recordkeeper of each Plan Participant's account. Newport Trust is the independent fiduciary and investment manager for the Boston Scientific Corporation Company Stock Fund (Company Stock Fund).

Plan Mergers
The Company completed acquisitions of Relievant Medsystems, Inc. during 2023 and Silk Road Medical, Inc. during 2024. In connection with these transactions, net assets of approximately $20 million from the Relievant Medsystems, Inc. 401(k) Plan and approximately $59 million from the Silk Road Medical, Inc. 401(k) Plan were merged into the Plan and are reflected as assets transferred in within the 2024 Statement of Changes in Net Assets Available for Benefits.

Contributions
The Plan satisfies the requirements of a safe harbor plan, in accordance with Internal Revenue Code (IRC) Section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 50% of their Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute to Elective Deferrals each year. Participants are not permitted to make contributions on a traditional after-tax basis. Participants aged 50 or older by December 31, 2024 are also eligible to contribute additional catch-up contributions, up to established federal limits.

The Plan provides for Automatic Enrollments, whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan 30 days after the employee satisfies the Plan's eligibility requirements. This feature automatically enrolls each Eligible Employee into the Plan at a default contribution rate of 2% of their Eligible Compensation on a pre-tax basis for the first Plan year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA) fund. Following the first Plan year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth Plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect not to participate in either of these automatic Plan features and are permitted to stop or change either feature at any time.

Vanguard Target Retirement Trust Select Funds represent the QDIA fund for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Trust Select Fund that is closest to the year in which the Participant reaches the age of 65.

The Company matches Elective Deferrals at a rate of 200% for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No discretionary contributions were made during 2024.

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Effective August 1,

2024, Participants and any newly eligible Employees may only allocate up to 50% of future account contributions to the Company Stock Fund. Any Participant who, as of July 31, 2024, allocated more than 50% of future account contributions to the Company Stock Fund may retain such Company Stock Fund allocation percentage but will automatically be reduced to a 50% contribution allocation percentage upon any change to the Participant’s investment allocations for account contributions that occur on or after August 1, 2024.

Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which instructions have not been given by a Participant in the same proportion as the shares of Company stock for which the trustee has received timely Participant directions.
In addition, the trustee votes any non-voted shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Participant Accounts and Vesting
A Participant can allocate their account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Under current Plan rules, each Participant is fully vested immediately in their contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years in most instances, or up to 10 years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies must retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of Prime plus 1%. The interest rate is updated monthly and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions. Terminated Participants may continue to make loan repayments directly to Vanguard for the duration of their loan term.

Payment of Benefits
Employees and beneficiaries are eligible to receive distributions in the form of installments, partial payments or a lump-sum. The Company Stock Fund may be distributed in-kind, if requested by the Participant. Upon termination, Participant account balances (less any rollover amounts) in excess of $7,000 (effective August 1, 2024; previously $5,000) may continue to be invested in the Plan until the Participant attains the age of 72. While employed by the Company, a Participant may withdraw all or a portion of their Elective Contributions to the extent necessary to meet a financial hardship, as provided for in the Plan, not to exceed one financial hardship withdrawal per year. Financial hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS). Qualified Disaster Relief Withdrawals permit special hardship distributions only (but not loans) for previously approved and any future disaster reliefs granted by the IRS. Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants as defined in the Company's group long-term disability contract are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from a Participant's after-tax account for any reason.

Forfeitures
Unallocated and forfeited non-vested accounts were $15,609 and $134,864 as of December 31, 2024 and 2023, respectively. These amounts are used to: (a) restore any amount previously forfeited as required by applicable regulations, (b) pay reasonable expenses of administering the Plan and (c) reduce future employer matching contributions. In 2024, employer contributions were reduced by forfeited non-vested accounts in the amount of $142,235 and forfeitures were restored to Participants in the amount of $3,806.

Administrative Expenses
Certain of the Plan's administrative expenses, including recordkeeping and trustee fees, are paid by Plan Participants through a quarterly fee of $4.25 (effective September 30, 2024; previously $5.00) charged to each Participant's account. Expenses relating to purchases, sales, or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. The Company pays all other administrative expenses of the Plan. The quarterly fees charged to Participants are used to offset Plan expenses. Any unused fees are maintained in an unallocated asset account, which totaled $320,386 and $264,376 as of December 31, 2024 and 2023, respectively. During 2024, $34,055 of such unallocated funds were used to offset administrative expenses.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any non-vested portion of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are reported in whole dollars.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes and supplemental schedule, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Contributions
Participant contributions and the matching employer contributions are recorded in the year in which the participant contributions are withheld from compensation.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a Participant ceases to make loan repayments and the Plan Administrator deems the loan to be a distribution, the loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3, Fair Value Measurements, for additional information. The Committee is responsible for determining the Plan's investment strategy and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net appreciation includes the Plan's gains and losses on investments bought, sold and held during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included within dividend income.

NOTE 3 - FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Topic 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. Financial assets and financial liabilities are categorized within the valuation hierarchy based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

Level 1 - inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

Level 2 - inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

Level 3 - inputs to the valuation methodology are unobservable inputs, based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices, as substantially all of these instruments have active markets. The investments in the common collective trusts are stated at fair value, based on the year-end market value of each unit held, using net asset value, which is derived from the market value of the underlying net assets.

The Plan's investments measured at fair value consist of the following:

As of December 31, 2024
Level 1
Mutual funds	$430,785,150
Common collective trusts	5,769,176,675
Common stock	539,632,653
Total investments at fair value	$6,739,594,478

As of December 31, 2023
Level 1
Mutual funds	$614,275,157
Common collective trusts	4,760,193,631
Common stock	379,124,189
Other	143,057
Total investments at fair value	$5,753,736,034

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As described in Note 1 - Description of the Plan, Vanguard is a fiduciary and trustee of the Plan as well as the recordkeeper which maintains the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The Company paid plan related fees for legal, accounting and other services rendered during the year by parties-in-interest.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan and its Participants invest in various investment securities. Investment securities are exposed to various risks, such as overall market volatility, interest rate, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported within the Statements of Net Assets Available for Benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the IRS, dated April 27, 2017, stating that the Plan, as amended and restated, is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits to net assets available for benefits on the Form 5500 as of December 31:

	2024	2023
Net assets available for benefits	$6,775,769,278	$5,786,553,723
Deemed distributions	(480,211)	(446,542)
Net assets available for benefits per the Form 5500	$6,775,289,067	$5,786,107,181

The following is a reconciliation of changes in net assets available for benefits per the Statement of Changes in Net Assets Available for Benefits to net income on the Form 5500 for the year ended December 31, 2024:

Net increase	$989,215,555
Deemed distributions	(33,669)
Net income (including transfers) per the Form 5500	$989,181,886

SUPPLEMENTAL SCHEDULE

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN 04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024

Identity of Issue	Description	Shares or Units	Current Value
*Vanguard Group
Institutional 500 Index Trust	Common Collective Trust	6,982,108	$1,657,273,115
Institutional Extended Market Index Trust	Common Collective Trust	1,900,821	341,900,763
Institutional Total Bond Market Index Trust	Common Collective Trust	2,886,188	310,755,829
Institutional Total International Stock Index Trust	Common Collective Trust	2,270,504	279,839,562
Target Retirement 2020 Trust Select	Common Collective Trust	1,155,778	58,597,955
Target Retirement 2025 Trust Select	Common Collective Trust	2,910,860	158,001,501
Target Retirement 2030 Trust Select	Common Collective Trust	4,907,698	280,376,767
Target Retirement 2035 Trust Select	Common Collective Trust	5,577,122	335,296,570
Target Retirement 2040 Trust Select	Common Collective Trust	5,314,850	335,101,288
Target Retirement 2045 Trust Select	Common Collective Trust	5,767,337	379,836,839
Target Retirement 2050 Trust Select	Common Collective Trust	5,122,336	342,428,139
Target Retirement 2055 Trust Select	Common Collective Trust	4,074,332	272,165,386
Target Retirement 2060 Trust Select	Common Collective Trust	2,348,478	157,113,189
Target Retirement 2065 Trust Select	Common Collective Trust	995,534	40,020,475
Target Retirement 2070 Trust Select	Common Collective Trust	88,450	2,166,150
Target Retirement Income Trust Select	Common Collective Trust	1,002,881	45,109,590
Target Retirement Income and Growth Trust Select	Common Collective Trust	21,977	494,919
Fidelity Group
FIAM Core Plus CIT; Class J	Common Collective Trust	1,844,079	42,192,533
500 Index Fund	Mutual Fund	30,916	6,312,724
Blue Chip Growth Fund	Mutual Fund	10,123	2,299,694
Total International Index Fund	Mutual Fund	71,572	961,218
Extended Market Index Fund	Mutual Fund	6,434	584,759
U.S. Bond Index Fund	Mutual Fund	32,523	332,381
Freedom Index 2015 Fund	Mutual Fund	7,254	103,374
Freedom Index 2020 Fund	Mutual Fund	29,043	458,001
Freedom Index 2025 Fund	Mutual Fund	80,344	1,492,788
Freedom Index 2030 Fund	Mutual Fund	272,104	5,488,330
Freedom Index 2035 Fund	Mutual Fund	412,129	9,614,959
Freedom Index 2040 Fund	Mutual Fund	390,350	9,610,424
Freedom Index 2045 Fund	Mutual Fund	284,495	7,374,101
Freedom Index 2050 Fund	Mutual Fund	170,187	4,419,756
Freedom Index 2055 Fund	Mutual Fund	137,226	2,932,512
Freedom Index 2060 Fund	Mutual Fund	68,653	1,243,312
Freedom Index 2065 Fund	Mutual Fund	20,601	301,800
Government Money Market Fund – Class K6	Mutual Fund	13,055	13,055
T. Rowe Price Institutional Sm. Cap Stock Fund: C1	Mutual Fund	10,575,855	263,127,263
T. Rowe Price US Value Equity Trust; Class C	Common Collective Trust	5,358,093	240,578,374
Capital Group EuroPacific Growth Trust; U2	Common Collective Trust	16,806,256	205,876,630

Identity of Issue	Description	Shares or Units	Current Value
JPMorgan Large Cap Growth Fund; Class R6	Mutual Fund	1,317,280	110,309,009
Dodge & Cox Stock Fund – Class I	Mutual Fund	3,602	926,250
Hood River Small‑Cap Growth Fund – Inst'l Cl	Mutual Fund	10,382	772,120
MFS International Diversification Fund – Class R4	Mutual Fund	27,549	626,749
BlackRock Mid‑Cap Growth Equity Portfolio – Inst'l Cl	Mutual Fund	12,626	546,725
Dodge & Cox Income Fund – Class I	Mutual Fund	25,635	317,365
Undiscovered Managers Behavioral Value Fund– Class R6	Mutual Fund	3,125	263,369
Victory Sycamore Established Value Fund Class I	Mutual Fund	3,867	177,737
PIMCO Income Fund – Inst'l Cl	Mutual Fund	16,671	175,375
Stable Value Funds
*Vanguard Retirement Savings Trust II Units	Common Collective Trust	283,753,317	283,753,317
PIMCO Stable Income 1	Common Collective Trust	2,454	297,784
*Boston Scientific Corporation Common Stock Fund Shares	Common Stock	9,579,845	539,632,653
*Notes receivable from Participants, interest rates 4.25% - 9.5%			35,464,729
			$6,775,059,207

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented, because all investments are Participant-directed.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized on June 18, 2025.

BOSTON SCIENTIFIC CORPORATION
401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Gail Beauregard
Name: Gail Beauregard
Title: Vice President, Global Total Rewards
Member, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm